SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [Fee Required]

                For the fiscal year ended December 31, 2002

OR

☐            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [No Fee Required]

                For the transition period from                                to

Commission file number 0-24277

Full title of the plan and the address of the plan:

Clarus Corporation Employee Stock Purchase Plan
Global Employee Stock Purchase Plan of Clarus Corporation
One Pickwick Plaza
Greenwich, CT 06830

Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

Clarus Corporation
One Pickwick Plaza
Greenwich, CT 06830

PAGE

Clarus Corporation Employee Stock Purchase Plan:

Independent Auditors’ Report	3

Statements of Net Assets Available for Plan Benefits - December 31, 2002 and 2001	4

Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2002 and 2001 and for the period from June 13, 2000 (inception) to December 31, 2000	5

Notes to Financial Statements	6

Global Employee Stock Purchase Plan of Clarus Corporation

Independent Auditors’ Report	8

Statements of Net Assets Available for Plan Benefits - December 31, 2002 and 2001	9

Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2002 and 2001 and for the period from July 1, 2000 (inception) to December 31, 2000	10

Notes to Financial Statements	11

Signatures	13

Exhibit Index	14

Independent Auditors’ Report

The Board of Directors of
Clarus Corporation:

We have audited the accompanying statements of net assets available for plan benefits of the Clarus Corporation Employee Stock Purchase Plan (the “Plan”) as of December 31, 2002 and 2001 and the related statements of changes in net assets available for plan benefits for the years ended December 31, 2002 and 2001 and for the period from June 13, 2000 (inception) to December 31, 2000. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Clarus Corporation Employee Stock Purchase Plan as of December 31, 2002 and 2001 and the changes in net assets available for plan benefits for the years ended December 31, 2002 and 2001 and for the period from June 13, 2000 (inception) to December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Atlanta, Georgia
January 31, 2003

Clarus Corporation
Employee Stock Purchase Plan
Statements of Net Assets Available for Plan Benefits
December 31, 2002 and 2001

	2002	2001

ASSETS:
Participants’ payroll deductions receivable from Clarus Corporation (note 1)	$15,156	$38,398

LIABILITIES:
Withdrawals payable to participants (note 1)	5,173	8,345

Net assets available for plan benefits	$9,983	$30,053

See accompanying notes to financial statements.

Clarus Corporation
Employee Stock Purchase Plan
Statements of Changes in Net Assets Available for Plan Benefits
For the years ended December 31, 2002 and 2001 and for the period from
June 13, 2000 (inception) to December 31, 2000

	2002	2001	2000

Participants’ contributions, net	$39,937	$185,812	$103,707
Contributions used for stock purchases	(60,007)	(259,466)	—

Net change in net assets available for plan benefits	(20,070)	(73,654)	103,707
Net assets available for plan benefits, beginning of period	30,053	103,707	—

Net assets available for plan benefits, end of period	$9,983	$30,053	$103,707

See accompanying notes to financial statements.

Clarus Corporation
Employee Stock Purchase Plan
Notes to Financial Statements
December 31, 2002, 2001, and 2000

1. Description of the Plan

The following description of the Clarus Corporation Employee Stock Purchase Plan (the “Plan”) provides general information only. Participants should refer to the Plan documents for more complete information.

The purpose of the Plan is to encourage and assist employees of Clarus Corporation and its subsidiaries (the “Company”), by giving them the opportunity to acquire an equity interest in the Company through the purchase of shares of the Company’s common stock at a discount. Generally, eligible employees, as defined in the Plan documents, may elect to have up to 15 percent of their annual salary, up to a maximum of $12,500 per six month purchase period, withheld to purchase the Company’s common stock at a price equal to the lower of 85 percent of the market price of Clarus Corporation common stock at either the beginning or the end of the six month offering period. There were 3 participants in the Plan at December 31, 2002 and 17 participants in the Plan at December 31, 2001. Effective January 1, 2001, the plan was amended and the $12,500 purchase period limitation was removed from the Plan. Each eligible employee who elects to participate in the Plan is deemed to be granted the option at the beginning of each six month period to purchase shares of newly issued common stock of the Company through regular payroll deductions during the period beginning on the first day of each six month period and ending on the final day of the six month period. The market price used to calculate the purchase price is the lower of 85% of the price at the beginning of the six month period or 85% of the price at the end of the six month period.

The Plan allows a participant to withdraw all but not less than all payroll deductions credited to their account during a purchase period at any time prior to the applicable purchase date by giving written notice to the Company. The Plan was amended effective August 29, 2001 to require that a withdrawal must be made at least five business days prior to the purchase date. No other changes, including increasing or decreasing the amount of payroll deductions, may be made during the purchase period.

No interest will accrue or be payable with respect to any of the payroll deductions of a Participant in the Plan. All employee payroll deductions withheld by the Company under the Plan may be commingled with the general funds and assets of the Company and used by the Company for any corporate purpose.

The Plan was adopted by the Company in June 2000. A maximum of 750,000 shares of common stock may be purchased under the Plan. As of December 31, 2000, no shares had been purchased under the plan. In January 2001, $103,577 was used to purchase 17,486 shares for the period from June 13, 2000 (inception) to the year ended December 31, 2000. In July 2001, $155,889 was used to purchase 30,214 shares for the period ending June 30, 2001. In January 2002, $30,006 was used to purchase 5,740 shares of common stock for the period ending December 31, 2001. In July 2002, $30,001 was used to purchase 7,059 shares of common stock for the period ending June 30, 2002. During 2003, $9,983 was used to purchase 2,349 shares of common stock and $5,173 was refunded to participants for the period ending December 31, 2002. The amount refunded was the amount due to one participant who reached the Internal Revenue Service $25,000 annual limit of the amount of stock an employee can purchase at fair market value.

2. Accounting Policy

The accompanying financial statements have been prepared on the accrual basis of accounting.

Clarus Corporation
Employee Stock Purchase Plan
Notes to Financial Statements
December 31, 2002, 2001, and 2000

3. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported as assets, liabilities, and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

4. Administrative Expenses of the Plan

All administrative expenses of the Plan are paid by the Company. Any brokerage fees for the purchase of shares on behalf of the Plan participants are paid by the Company, but brokerage fees for the resale of shares by participants are paid by the participants.

5. Federal Income Tax

The Plan is intended to comply under section 423 of the Internal Revenue Code of 1986, as amended. Under existing federal income tax laws, the Plan is not subject to federal income tax. However, when any shares of stock purchased through the Plan are sold by a participant, income taxes on any gain or loss must be recognized by that participant.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate or amend the Plan at any time, provided, however, that no termination or amendment shall affect or diminish any participant’s right to the benefit of contributions made by the participant prior to the date of such amendment or termination.

Independent Auditors’ Report

The Board of Directors of
Clarus Corporation:

We have audited the accompanying statements of net assets available for plan benefits of the Global Employee Stock Purchase Plan of Clarus Corporation (the “Global Plan”) as of December 31, 2002 and 2001 and the related statements of changes in net assets available for plan benefits for the years ended December 31, 2002 and 2001 and for the period from July 1, 2000 (inception) to December 31, 2000. These financial statements are the responsibility of the Global Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Global Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Global Employee Stock Purchase Plan of Clarus Corporation as of December 31, 2002 and 2001 and the changes in net assets available for plan benefits for the years ended December 31, 2002 and 2001 and for the period from July 1, 2000 (inception) to December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Atlanta, Georgia
January 31, 2003

Global Employee Stock Purchase Plan of Clarus Corporation
Statements of Net Assets Available for Plan Benefits
December 31, 2002 and 2001

	2002	2001

ASSETS:
Participants’ payroll deductions receivable from Clarus Corporation (note 1)	$—	$28,410

LIABILITIES:
Withdrawals payable to participants (note 1)	—	9,806

Net assets available for plan benefits	$—	$18,604

See accompanying notes to financial statements.

Global Employee Stock Purchase Plan of Clarus Corporation
Statements of Changes in Net Assets Available for Plan Benefits
For the years ended December 31, 2002 and 2001 and for the period from
July 1, 2000 (inception) to December 31, 2000

	2002	2001	2000

Participants’ contributions, net	$9,305	$54,930	$38,744
Contributions used for stock purchases	(27,909)	(40,346)	(34,724)

Net change in net assets available for plan benefits	(18,604)	14,584	4,020
Net asset available for plan benefits, beginning of period	18,604	4,020	—

Net assets available for plan benefits, end of period	$—	$18,604	$4,020

See accompanying notes to financial statements.

Global Employee Stock Purchase Plan of Clarus Corporation
Notes to Financial Statements
December 31, 2002, 2001 and 2000

1. Description of the Plan

The following description of the Global Employee Stock Purchase Plan of Clarus Corporation (the “Global Plan”) provides general information only. Participants should refer to the Global Plan documents for more complete information.

The purpose of the Global Plan is to provide a means for non-U.S. resident employees and other employees whose participation in the Clarus Corporation Employee Stock Purchase Plan is impractical or impermissible due to the constraints of local law or otherwise to acquire shares of the Clarus Corporation and its subsidiaries (the “Company”) common stock at a discount. Generally, eligible employees, as defined in the Global Plan documents, may elect to have up to 15 percent of their annual salary, up to a maximum of $12,500 per six month purchase period, withheld to purchase the Company’s common stock at a price equal to the lower of 85 percent of the market price of Clarus Corporation common stock at either the beginning or the end of the six month offering period. There were no participants in the Plan at December 31, 2002 and 7 participants in the Plan at December 31, 2001. Effective January 1, 2001, the plan was amended and the $12,500 purchase period limitation was removed from the Plan. Each eligible employee who elects to participate in the Global Plan is deemed to be granted the option at the beginning of each six month period to purchase shares of newly issued common stock of the Company through regular payroll deductions during the period beginning on the first day of each six month period and ending on the final day of the six month period. The market price used to calculate the purchase price is the lower of 85% of the price at the beginning of the six month period or 85% of the price at the end of the six month period.

The Plan allows a participant to withdraw all but not less than all payroll deductions credited to their account during a purchase period at any time prior to the applicable purchase date by giving written notice to the Company. The Plan was amended effective August 29, 2001 to require that a withdrawal must be made at least five business days prior to the purchase date. No other changes, including increasing or decreasing the amount of payroll deductions, may be made during the purchase period.

No interest will accrue or be payable with respect to any of the payroll deductions of a Participant in the Global Plan. All employee payroll deductions withheld by the Company under the Global Plan may be commingled with the general funds and assets of the Company and used by the Company for any corporate purpose.

The Global Plan was adopted by the Company in July 2000. A maximum of 250,000 shares of common stock may be purchased under the Global Plan. For the period from July 1, 2000 through December 31, 2000, $38,716 was used to purchase 4,557 shares of common stock under the Global Plan. In July 2001, $36,354 was used to purchased 7,046 shares for the period ending June 30, 2001 under the Global plan. In January 2002, $18,584 was used to purchase 3,555 shares of common stock for the period ending December 31, 2001. In July 2002, $9,325 was used to purchase 2,194 shares of common stock for the period ending June 30, 2002.

2. Accounting Policy

The accompanying financial statements have been prepared on the accrual basis of accounting.

Global Employee Stock Purchase Plan of Clarus Corporation
Notes to Financial Statements
December 31, 2002, 2001, and 2000

3. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported as assets, liabilities, and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

4. Administrative Expenses of the Global Plan

All administrative expenses of the Global Plan are paid by the Company. Any brokerage fees for the purchase of shares on behalf of the Global Plan participants are paid by the Company, but brokerage fees for the resale of shares by participants are paid by the participants.

5. Federal Income Tax

The Global Plan is not intended to comply under section 423 of the Internal Revenue Code of 1986, as amended. The Global Plan is principally designed to provide a means for non-U.S. resident employees and other employees whose participation in the Clarus Corporation Employee Stock Purchase Plan is impractical or impermissible due to the constraints of local law or otherwise to acquire shares of the Company’s common stock.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate or amend the Plan at any time, provided, however, that no termination or amendment shall affect or diminish any participant’s right to the benefit of contributions made by the participant prior to the date of such amendment or termination.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plans’ Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Clarus Corporation Employee Stock Purchase Plan
Global Employee Stock Purchase Plan of Clarus Corporation

By:
/s/ NIGEL P. EKERN	Chief Administrative Officer

Nigel P. Ekern

/s/ GREGORY D. FLETCHER	Chief Accounting Officer

Gregory D. Fletcher

Dated: March 18, 2003

EXHIBIT INDEX

Exhibit Number

23.1	Consent of KPMG LLP – Clarus Corporation Employee Stock Purchase Plan

23.2	Consent of KPMG LLP – Global Employee Stock Purchase Plan of Clarus Corporation